FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on December 21, 2009, by Panasonic Corporation (the registrant), announcing the change in significant subsidiaries.

2.	News release issued on December 21, 2009, by the registrant, announcing the proposed management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: December 22, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces the Change in Significant Subsidiaries

Osaka, December 21, 2009 — As Panasonic Corporation (NYSE: PC/ TSE: 6752, “Panasonic”) notified in the announcement titled “Panasonic Announces the Result of the Tender Offer for SANYO Shares” dated December 10, 2009, the tender offer through which Panasonic acquired the Shares for SANYO Electric Co., Ltd. (“SANYO”) ended on December 9, 2009 (the “Tender Offer”). Today, Panasonic exercised the right to request SANYO to issue common shares of SANYO, in exchange for its acquisition of all of the Class A preferred shares and Class B preferred shares that Panasonic acquired through the Tender Offer and Panasonic received the corresponding common shares (hereinafter referred to as the “Conversion”). As a result of the Conversion of the Class B preferred shares on which no voting rights are granted, into common shares, SANYO and a part of SANYO’s subsidiaries have become Panasonic’s significant subsidiaries.

1. Reason for and Method of the Change

As a result of Panasonic’s Conversion of the Class B preferred shares of SANYO which Panasonic acquired through the Tender Offer into common shares, SANYO and a part of SANYO’s subsidiaries have become Panasonic’s significant subsidiaries.

2. Outline of the Subsidiaries, Number of Shares Acquired, Acquisition Cost and Status of Shares Owned before and after Acquisition

(1) SANYO Electric Co., Ltd.

(a) Outline of the subsidiary

(i) Company Name	SANYO Electric Co., Ltd.

(ii) Head Office	5-5, Keihan-Hondori 2-Chome, Moriguchi City, Osaka 570-8677, Japan

(iii) Name and Title of Representative	Executive Director & President Seiichiro Sano

(iv) Description of Business	Manufacturing and sales of various electronic equipments

(v) Paid-in Capital	322,242 million yen (as of September 30, 2009)

(vi) Date Established	April 1, 1950

(vii) Major Shareholders and Shareholding Ratio (As of September 30, 2009)	(The number of shares owned)
	Oceans Holdings Co., Ltd.	27.20%
	Evolution Investments Co., Ltd.	11.89%
	SANYO Electric Co., Ltd.	3.65%
	Sumitomo Mitsui Banking Corporation	3.41%

	Japan Trustee Services Bank, Ltd. (trust account)	1.54%

	SANYO Electric Employees Stockholders’ Association	1.46%

	Nippon Life Insurance Company	1.17%

	The Master Trust Bank of Japan, Ltd. (trust account)	1.17%

	Sumitomo Life Insurance Company	0.89%

	Resona Bank, Ltd.	0.78%

	(The number of voting rights owned)

	Oceans Holdings Co., Ltd.	36.26%

	Evolution Investments Co., Ltd.	24.17%

	Sumitomo Mitsui Banking Corporation	1.53%

	Japan Trustee Services Bank, Ltd. (trust account)	1.09%

	SANYO Electric Employees Stockholders’ Association	1.04%

	Nippon Life Insurance Company	0.83%

	The Master Trust Bank of Japan, Ltd. (trust account)	0.83%

	Sumitomo Life Insurance Company	0.63%

	Resona Bank, Ltd.	0.55%

	Mitsui Sumitomo Insurance Company, Limited	0.49%

(Note 1)     Evolution Investments Co., Ltd. is a subsidiary of Daiwa Securities SMBC Principal Investments Co., Ltd., and Oceans Holdings Co., Ltd. is an affiliate company of the Goldman Sachs Group, Inc.

(viii) Relationships with Panasonic	Capital Relationship	As a result of the Tender Offer, Panasonic acquired 3,282,677 common shares, 182,542,200 Class A preferred shares and 125,360,455 Class B preferred shares of SANYO on December 16, 2009. There is no capital relationship that should be described herein between the parties related to or affiliated with Panasonic and the parties related to or affiliated with SANYO.

	Personnel Relationship	There is no personnel relationship that should be described herein between Panasonic and SANYO. In addition, there is no personnel relationship that should be described herein between the parties related to or affiliated with Panasonic and the parties related to or affiliated with SANYO.

	Transaction Relationship	Panasonic conducts sales and purchase transactions of finished products, merchandise, material, etc. with SANYO.

(ix) Consolidated Business Results and Consolidated Financial Position for the last three fiscal years

Fiscal Year	The Year Ended March 31, 2007	The Year Ended March 31, 2008	The Year Ended March 31, 2009
Consolidated shareholders’ equity	312,008 million yen	308,043 million yen	146,454 million yen

Consolidated total assets	1,970,940 million yen	1,683,837 million yen	1,345,403 million yen

Consolidated shareholders’ equity per share	1.96 yen	1.31 yen	(25.00) yen

Consolidated net sales	1,882,612 million yen	2,017,824 million yen	1,770,656 million yen

Consolidated income (loss) from continuing operations, before tax	(16,084) million yen	57,228 million yen	(113,748) million yen

Consolidated net income	(45,362) million yen	28,700 million yen	(93,226) million yen

Consolidated net income per share	(72.66) yen	4.67 yen	(15.18) yen

Dividend per share	- yen	- yen	- yen

(b) Number of shares acquired, acquisition cost and status of shares owned before and after acquisition

(i) Number of shares owned before acquisition

Common shares: 3,289,677 shares (indirect holding therein: 7,000 shares)

Class A preferred shares: 182,542,200 shares

Class B preferred shares: 125,360,455 shares

(the number of voting rights: 1,828,711 units) (indirect holding therein: 7 units)

(the shareholding ratio: 37.49%) (indirect holding therein: 0.00%) (Note 1)

(ii) Number of shares acquired

a. Number of common shares acquired as a result of the Conversion of the Class A preferred shares: 1,825,422,000 shares

(the number of voting rights: 1,825,422 units) (Note 2)

(the acquisition cost: 239,130 million yen) (Note 3)

b. Number of common shares acquired as a result of the Conversion of the Class B preferred shares: 1,253,604,550 shares

(the number of voting rights: 1,253,604 units)

(the acquisition cost: 164,222 million yen) (Note 4)

(iii) Number of shares owned after acquisition

3,082,316,227 shares (indirect holding therein: 7,000 shares)

(the number of voting rights: 3,082,316 units) (indirect holding therein: 7 units)

(the shareholding ratio: 50.27%) (indirect holding therein: 0.00%) (Note 1)

Note 1)	The shareholding ratio against the total number of voting rights of shareholders of SANYO before acquisition is calculated by setting the denominator to the total number of voting rights (4,876,837 units) which is the sum of (a) the total number of voting rights (4,735,373 units) as of September 30, 2009, and (b) the increase in the number of voting rights (141,464 units) due to the Conversion of the Class B preferred shares into common shares during the period from October 1, 2009, to December 20, 2009. The shareholding ratio against the total number of voting rights of shareholders of SANYO after acquisition is calculated by setting the denominator to the total number of voting rights (6,130,442 units) which is the sum of (a) the total number of the voting rights before acquisition (4,876,837 units), and (b) the increase in the number of voting rights (1,253,605 units) due to the Conversion of the Class B preferred shares into common shares by Panasonic dated December 21, 2009 (including the increase in the number of voting rights (1 unit) by adding the common shares less than one unit which Panasonic has owned before the Conversion and the common shares less than one unit which Panasonic received due to the Conversion).

Note 2)	Since one unit of voting right is granted per every 100 shares on the Class A preferred shares, no change has occurred in the number of Panasonic’s voting rights, at the time of acquisition of common shares due to the Conversion of the Class A preferred shares.

Note 3)	The acquisition cost is not the acquisition cost at the time of the acquisition of common shares due to the Conversion of the Class A preferred shares, but the acquisition cost at the time of the acquisition of the Class A preferred shares through the Tender Offer on December 16, 2009.

Note 4)	The acquisition cost is not the acquisition cost at the time of the acquisition of the common shares due to the Conversion of the Class B preferred shares, but the acquisition cost at the time of the acquisition of the Class B preferred shares through the Tender Offer on December 16, 2009.

(2) SANYO ASIA PTE LTD

(a) Outline of the subsidiary

(i) Company Name	SANYO ASIA PTE LTD

(ii) Head Office	No. 6 Commonwealth Lane #03-01/02 GMTI Building, Singapore 149547

(iii) Name and Title of Representative	Director & President Yoshinori Nakatani

(iv) Description of Business	Sales of the products of SANYO in Asia and conducting business as the regional center of SANYO in Asia

(v) Paid-in Capital	945,484 thousand Singapore dollars (as of September 30, 2009)

(vi) Date Established	April 17, 1972

(vii) Major Shareholders and Shareholding Ratio (As of September 30, 2009)	SANYO Electric Co., Ltd. 100%

(viii) Business Results and Financial Position for the last three fiscal years

Fiscal Year	The Year Ended March 31, 2007	The Year Ended March 31, 2008	The Year Ended March 31, 2009
Total assets	491,438 thousand U.S. dollars	413,467 thousand U.S. dollars	390,433 thousand U.S. dollars

Net sales	1,081,164 thousand U.S. dollars	416,759 thousand U.S. dollars	37,774 thousand U.S. dollars

Income (loss) from continuing operations, before tax	(143,417) thousand U.S. dollars	(6,874) thousand U.S. dollars	(13,432) thousand U.S. dollars

Net income	(152,321) thousand U.S. dollars	6,874 thousand U.S. dollars	(12,041) thousand U.S. dollars

(b) Number of shares acquired, acquisition cost and status of shares owned before and after acquisition

(i) Number of shares owned before acquisition	- shares (the number of voting rights: - units) the shareholding ratio: - % (indirect holding therein: - %)
(ii) Number of shares owned after acquisition

945,484,792 shares (indirect holding therein: 945,484,792 shares)

(the number of voting rights: 945,484,792 units) (indirect holding therein: 945,484,792 units)

the shareholding ratio: 100% (indirect holding therein: 100%)

(3) SANYO NORTH AMERICA CORPORATION

(a) Outline of the subsidiary

(i) Company Name	SANYO NORTH AMERICA CORPORATION

(ii) Head Office	2055 SANYO Ave., San Diego, California 92154, U.S.A.

(iii) Name and Title of Representative	Director & President Masami Murata

(iv) Description of Business	Sales of the products of SANYO in the United States and conducting business as the regional center of SANYO in the United States

(v) Paid-in Capital	402,162 thousand U.S. dollars (as of September 30, 2009)

(vi) Date Established	March 22, 1961

(vii) Major Shareholders and Shareholding Ratio (As of September 30, 2009)	SANYO Electric Co., Ltd. 100%

(viii) Business Results and Financial Position for the last three fiscal years

Fiscal Year	The Year Ended March 31, 2007	The Year Ended March 31, 2008	The Year Ended March 31, 2009
Total asset	813,687 thousand U.S. dollars	630,972 thousand U.S. dollars	669,746 thousand U.S. dollars

Net sales	1,733,350 thousand U.S. dollars	1,191,526 thousand U.S. dollars	479,193 thousand U.S. dollars

Income from continuing operations, before tax	52,897 thousand U.S. dollars	35,419 thousand U.S. dollars	3,886 thousand U.S. dollars

Net income	33,579 thousand U.S. dollars	3,605 thousand U.S. dollars	1,187 thousand U.S. dollars

(b) Number of shares acquired, acquisition cost and status of shares owned before and after acquisition

(i) Number of shares owned before acquisition	- shares (the number of voting rights: - units) the shareholding ratio: - % (indirect holding therein: - %)

(ii) Number of shares owned after acquisition

400,133 shares (indirect holding therein: 400,133 shares)

(the number of voting rights: 400,133 units) (indirect holding therein: 400,133 units)

the shareholding ratio: 100% (indirect holding therein: 100%)

(4) SANYO EUROPE LTD.

(a) Outline of the subsidiary

(i) Company Name	SANYO EUROPE LTD.

(ii) Head Office	SANYO House, 18 Colonial Way, Watford, Herts WD24 4PT, U.K.

(iii) Name and Title of Representative	Director & President Takashi Hirao

(iv) Description of Business	Sales of the products of SANYO in Europe and conducting business as the regional center of SANYO in Europe

(v) Paid-in Capital	141,721 thousand pounds (as of September 30, 2009)

(vi) Date Established	June 24, 1969

(vii) Major Shareholders and Shareholding Ratio (As of September, 2009)	SANYO Electric Co., Ltd. 100%

(viii) Business Results and Financial Position for the last three fiscal years

Fiscal Year	The Year Ended March 31, 2007	The Year Ended March 31, 2008	The Year Ended March 31, 2009
Total assets	105,081 thousand pounds	106,777 thousand pounds	104,153 thousand pounds

Net sales	68,246 thousand pounds	70,227 thousand pounds	75,682 thousand pounds

Income (loss) from continuing operations, before tax	(12,373) thousand pounds	(884) thousand pounds	(9,504) thousand pounds

Net income	(12,373) thousand pounds	(884) thousand pounds	(9,504) thousand pounds

(b) Number of shares acquired, acquisition cost and status of shares owned before and after acquisition

(i) Number of shares owned before acquisition	- shares (the number of voting rights: - units) the shareholding ratio: - % (indirect holding therein: - %)

(ii) Number of shares owned after acquisition

141,721,313 shares (indirect holding therein: 141,721,313 shares)

(the number of voting rights: 141,721,313 units) (indirect holding therein: 141,721,313 units)

the shareholding ratio: 100% (indirect holding therein: 100%)

4. Schedule of the Change

December 21, 2009 (Monday)

5. Future prospects

The expected impact of the change in significant subsidiaries on Panasonic’s consolidated business results for the Fiscal Year ending March 2010 (April 1, 2009, through March 31, 2010) is currently under close investigation and will be announced as soon as it becomes clear.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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December 21, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces Proposed Management Changes

Osaka, Japan, December 21, 2009 - Panasonic Corporation (Panasonic [NYSE symbol: PC]), today announced that at the Board of Directors’ Meeting held on December 21, 2009, the following management changes were made, effective December 21, 2009, and February 1, 2010. Please be also informed that at the Board of Directors’ Meeting of SANYO Electric Co., Ltd. (SANYO) held on today, appointments of managements were approved as follows.

1. Resignation of Director, Member of the Board (Effective January 31, 2010):

Title	Name	Responsibilities
Executive Vice President	Susumu Koike	To be appointed Corporate Advisor, Panasonic Corporation.

2. Responsibility of Directors, Member of the Board (Effective February 1, 2010):

Title	Name	Responsibilities
Managing Director	Junji Nomura	In charge of Technology

3. Appointments of Management at SANYO (Effective February 1, 2010):

Title	Name	Responsibilities
Senior Executive Vice President	Susumu Koike	General Manager of Corporate Planning H.Q.

Executive Vice President	Junji Esaka	Head of Consumer Business

Senior Vice President	Kenjiro Matsuba	General Manager of Finance H.Q.

Corporate Advisor	Takae Makita

Corporate Advisor	Yoshinobu Sato

2

4. Responsibility of Executive Officers (Effective December 21, 2009):

Title	Name	Responsibilities
Executive Officer	Masaaki Fujita	Director, Corporate Procurement Division and Corporate Global Logistics Division, In charge of Trading Company

Executive Officer	Koji Itazaki	Assistant to Masashi Makino, Director, Member of the Board

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